Reconciliation with the Company's computation included in Part II of Form X-17A-5 as of December 31, 2017:

| | | |
|---|---|---|
| Net capital as reported in Company's Part II (Unaudited) Focus report | $ | 668,218 |
| Net capital computation contained herein | $ | 668,218 |

No differences were noted between the Company's net capital as reported in the unaudited Focus report and the net capital reported herein.

See Report of Independent Registered Public Accounting Firm.